[Letterhead of The Goodyear Tire & Rubber Company]

December 9, 2011

VIA EDGAR and FACSIMILE (703) 813-6968

Mr. Terence O’Brien

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for the year ended December 31, 2010

Filed February 10, 2011

Form 10-Q for the quarterly period ended September 30, 2011

Filed October 28, 2011

File No. 1-1927

Dear Mr. O’Brien:

This letter is in response to the letter, dated December 1, 2011 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-K for the year ended December 31, 2010

Note 19. Commitments and Contingent Liabilities, page 112

1.	We note your discussion of warranties on page 115. In future filings please provide the required disclosures set forth in ASC 460-10-50-8c.

We have included a discussion of warranties within our Commitments and Contingent Liabilities footnote and Accounting Policies footnote in our Form 10-K for the year ended December 31, 2010. We considered the significance of our warranty experience (i.e., payments and expense), balance sheet liability and the requirements set forth in ASC 460-10-50-8c, and concluded that such amounts as of and for the years ended December 31, 2010 and 2009 were not material to the consolidated financial statements and therefore did not include the full disclosure referred to in ASC 460-10-50-8c. The warranty liability was $17 million and $18 million at December 31, 2010 and 2009, respectively. During 2010, warranty expense was $13 million and warranty payments were $14 million.

Note 21. Consolidating Financial Information, page 116

2.	Please clarify for us why intercompany cash advances and loans are classified as operating activities instead of as financing activities. In this regard we note the guidance in ASC 230-10-45 and ASC 830-230-55-2.

In the Condensed Consolidating Statements of Cash Flows on pages 121-123 of our Form 10-K for the year ended December 31, 2010, we have classified changes in Accounts Payable to Affiliates and Accounts Receivable from Affiliates transactions as Operating Activities in accordance with ASC 230-10-45 and ASC 830-230-55-2. The transactions are primarily related to the purchase and sale of raw materials and finished goods and for services managed and expenses incurred on behalf of affiliates, such as for employee benefits, insurance, real and personal property taxes, and research and development expenses. The cash flow classification of changes in Accounts Payable to Affiliates is consistent with our responses on August 7, 2007 (Response No. 3) and August 21, 2007 to comments from the staff of the Commission. In addition, cash flows associated with capital investments or equity transactions between affiliates have been classified as Investing or Financing Activities, respectively, according to ASC 230-10-45 and ASC 830-230-55-2. In future filings, we will revise our disclosure to better clarify the nature of these transactions.

Form 10-Q for the period ended September 30, 2011

Management’s Discussion and Analysis, page 33

3.	You disclose on page 35 that interest expense of $86 million in the third quarter of 2011 decreased from $90 million in the third quarter of 2010. On page 37, we note interest expense of $241 million is the same for the first nine months of 2011 and 2010. There is a concern that readers may not understand why your interest expense remained flat whereas your debt was apparently higher relative to the prior period. Further, it is not apparent in Note 8 that there was a material decrease in corresponding interest rates. In future filings, please explain your interest expense variances within the context of your weighted average debt outstanding and your applicable weighted average interest rates. See Section 501.04 of the Financial Reporting Codification.

In future filings, beginning with our Form 10-K for the year ending December 31, 2011, we will explain our interest expense variances within the context of our weighted average debt outstanding and weighted average interest rates.

Liquidity and Capital Resources, page 43

4.	We note your disclosure on page 44 that there are factors which may adversely impact your ability to transfer funds between subsidiaries. You have disclosed that approximately 12% of your consolidated cash balance is subject to Venezuelan restrictions. In future filings, please quantify the cash held in other jurisdictions where there are factors which may adversely impact your ability to transfer funds between subsidiaries. See the analogous guidance in Section 501.09.b of the Financial Reporting Codification.

In “Liquidity and Capital Resources – Overview” on page 47 of our Form 10-K for the year ended December 31, 2010, we quantified our total net assets that are subject to certain restrictions. In future filings, we will quantify our net assets and cash subject to such restrictions in the aggregate and, if material, in a particular jurisdiction.

Operating Activities, page 45

5.	We note that your inventory build-up has had a material adverse impact on reported 2011 operating cash flows. The disclosure on page 34 implies that fourth quarter unit sales will likely be flat or grow by 1% due to weakening industry conditions. Consequently, investors may not fully understand why your September 30, 2011 inventory balance increased 35% relative to September 30, 2010, whereas the increase in third quarter cost of goods sold was 21%. It would appear that the increase in raw materials prices accounts for only a portion of the inventory variance. In future filings, please explain any material disparities between your inventory and your sales or cost of goods sold account variances so that investors can better understand the factors that materially impact your operating cash flows. For example, if the inventory increase is partially attributable to any commodity risk hedging strategies, then that factor should be fully explained. See Section 510.14 of the Financial Reporting Codification.

In future filings, we will explain any material changes in our working capital accounts (e.g., Inventories, Accounts Receivable and Accounts Payable – Trade) so investors can better understand the factors affecting operating cash flow. As noted on page 52 of our Form 10-Q for the quarterly period ended September 30, 2011 under the heading “Commodity Price Risk,” we currently do not hedge commodity prices.

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In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel Vice President and Controller

cc:	Jenn Do, U.S. Securities and Exchange Commission

Al Pavot, U.S. Securities and Exchange Commission